  EXHIBIT 99.1

Unit 2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE ANNOUNCES NEW PARTNERSHIP THROUGH ITS MARLEY DRUG SUBSIDIARY TO PROVIDE BRENZAVVY® AS AN AFFORDABLE MEDICATION FOR AMERICANS WITH TYPE 2 DIABETES

WINNIPEG, CANADA – (December 5, 2023), Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, through its pharmacy subsidiary Marley Drug®, a trusted national pharmacy known for its commitment to affordable healthcare solutions, is pleased to announce a partnership with TheracosBio to distribute a newly approved diabetes drug, BRENZAVVY® (bexagliflozin) tablets, a sodium-glucose cotransporter-2 (SGLT-2) inhibitor, at an affordable cash price delivered directly to patient homes in all 50 US states and territories.

“Our success with ZYPITAMAG® has attracted attention from other companies to distribute their products outside of the traditional channels, and our newest addition is BRENZAVVY, which has significant potential for the $26 Billion SGLT-2 diabetes market in the United States”, said Dr. Albert D. Friesen, CEO and Chairman of the Board. "This partnership with TheracosBio represents a significant step forward in our mission to enhance patient care and provide affordable medications to those in need."

Approximately 37 million Americans, which equates to roughly 11% of the population, are currently afflicted by type 2 diabetes, and leads to the highest healthcare expenditures in the United States.1

Approved in 2023, BRENZAVVY is indicated as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes, including those with chronic kidney disease that has progressed to stage 3.2 It is a direct competitor of SGLT-2 inhibitors JARDIANCE®, FARXIGA®, INVOKANA® and STEGLATRO®, for which more than 25% of the potential patients cannot access due to cost and limited insurance coverage.3

"We know from our experience with ZYPITAMAG that patients and healthcare providers are exhausted by rejected and complex insurance claims and high copays, and we believe that every individual deserves access to quality healthcare," stated Dr. Friesen. "By offering BRENZAVVY at an affordable cash price, we hope to positively impact the lives of those living with diabetes and support them in their journey towards better health."

Under the partnership with TheracosBio, the manufacturer of BRENZAVVY, Marley Drug will offer the therapy at an affordable cash price, ensuring that individuals with diabetes can obtain the medication without fear of rejection from an insurance company and at an affordable price. This collaboration aligns with Medicure and Marley Drug's mission to provide innovative and accessible healthcare solutions to improve patient care and well-being. Read more at  www.marleydrug.com/brenzavvy-bexagliflozin.

1National Center for Chronic Disease Prevention and Health Promotion.

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2Prescribing Information of BRENZAVVY (bexagliflozin) tablets.

3Metys® Data from Symphony Health, An ICON plc Company – accessed December 2023.

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. (“Marley Drug”), a pharmacy located in North Carolina that offers an Extended Supply drug program serving all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastathdb.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its current Form 20F.

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AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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